Exhibit 99.1

Media Release

First Patient Dosed in Phase 2 IGNAZ Study of Felzartamab in Patients with Immunoglobulin A Nephropathy

Planegg/Munich, Germany, October 20, 2021—MorphoSys AG (FSE: MOR; NASDAQ: MOR) today announced that the first patient has been dosed in the Phase 2 IGNAZ clinical trial evaluating felzartamab for patients with Immunoglobulin A Nephropathy (IgAN). IgAN, also known as Berger’s disease, is a chronic and debilitating autoimmune disease affecting the kidneys and the most common glomerular disease worldwide. Currently there are no approved treatments that can specifically prevent the production of galactose-deficient IgA1 (Gd-IgA1) nor its corresponding autoantibody.1

“We believe felzartamab could have great potential as a targeted therapy for patients with autoimmune renal diseases who currently have limited treatment options,” said Mikhail Akimov, MD, Senior Vice President and Global Head Drug Development at MorphoSys. “Dosing of the first IgAN patient is an exciting milestone for MorphoSys, physicians and patients alike as we are rapidly broadening our development program for felzartamab.”

Felzartamab (MOR202) is an investigational therapeutic human monoclonal antibody derived from MorphoSys’ HuCAL® antibody library and directed against CD38. By targeting CD38, felzartamab has the potential to deplete the CD38 positive plasma cells, which may ultimately improve the patient’s kidney functions. This multi-center, randomized, double-blind, parallel-group, placebo-controlled trial will enroll approximately 48 patients and is designed to assess the efficacy, safety and pharmacokinetic/pharmacodynamic of felzartamab in patients with IgAN (NCT05065970). The primary objective of this study is to evaluate the efficacy of felzartamab compared with placebo. The primary endpoint is relative change in urine protein to creatinine ratio and will be assessed for each patient 9 months after treatment initiation.

Study sites are located in Europe, North America and Asia Pacific, excluding Greater China.

About IgAN

Immunoglobulin A Nephropathy (IgAN), also known as Berger’s disease, is an autoimmune disease and the most common form of glomerulonephritis 2,3, a group of renal disorders that causes damage to the glomeruli, the filtration units of the kidney, hindering their ability to carry out their essential functions. In IgAN, a combination of genetic and environmental factors causes patients to produce galactose-deficient IgA1 (Gd-IgA1), whereupon the patients’ immune system reacts with producing specific autoantibodies. The binding of these IgG autoantibodies to Gd-IgA1 leads to the formation of immune complexes in the circulation. The immune complexes then accumulate in the glomerular mesangium where they induce local inflammation, mesangial proliferation, glomerulosclerosis and loss of renal function.4,5 Patients with IgAN may experience different symptoms which are highly variable and may include blood and/or protein leaking into the urine, high blood pressure, interstitial lung disease, glomerulosclerosis (scarring of the kidneys’ blood vessels) and a slow progression to chronic kidney disease. About 40% of the patients with IgAN progress to end stage renal disease within 20 years of diagnosis.3,4,6,7 Worldwide IgAN incidence is estimated at 2.5 per 100,000.8 Currently there are no approved treatments that can specifically prevent the production of galactose-deficient IgA1 (Gd-IgA1) nor its corresponding autoantibody.

About Felzartamab

Felzartamab (MOR202/TJ202) is a therapeutic human monoclonal antibody derived from MorphoSys’ HuCAL antibody library and directed against CD38. In IgAN, plasma cells have a dual role in the development and progression of the disease through an excessive secretion of both the pathogenic IgA1 and its autoantibodies. By targeting CD38, Felzartamab has the potential to deplete the CD38 positive plasma cells, which may ultimately improve patient´s kidney functions.

MorphoSys is currently evaluating the safety and efficacy of investigational Felzartamab for patients with anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and NewPLACE trial) and Immunoglobulin A Nephropathy (IGNAZ trial).

In 2017, MorphoSys entered into an exclusive regional licensing agreement with I-Mab Biopharma (NASDAQ: IMAB) to develop and commercialize Felzartamab in Greater China. I-Mab is currently conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second-line combination therapy with lenalidomide, both in patients with multiple myeloma (MM) in Greater China. Felzartamab for MM third-line treatment is on track for BLA submission in Q4 2021 and MM second-line registrational trial is on track for completion of patient enrollment.

Felzartamab is an investigational drug that has not yet been approved by any regulatory authorities.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.

Monjuvi® and HuCAL® are registered trademarks of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com

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